

June 21, 2011

Via Facsimile
Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
Amendment No. 5 to Registration Statement on Form S-4
Filed June 10, 2011
File No. 333-171370

Dear Ms. Sutherland:

We have reviewed your amended registration statement and response letter dated June 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Other Indebtedness

Originations, page 89

1. We note your response to comment 4 of our letter dated May 25, 2011 and the undertaking in Exhibit 10.12. Section (b)(4)(iii) of Item 601 of Regulation S-K applies to instruments defining the rights of holders of long-term debt. The financing facilities discussed in this section of your registration statement appear to be short-term debt. Please provide an appropriate explanation as to why you are not required to file these other facilities or please file them as exhibits to the registration statement. Additionally, please delete the undertaking in Exhibit 10.12.

Legal Proceedings, page 123

2. You state that although you have resumed foreclosure proceedings, there could be a delay in these proceedings due to various factors. Please revise your MD&A and financial statement footnotes to disclose how you have considered this delay in your determination of the fair value of your mortgage servicing asset. Additionally, disclose whether you have incorporated increased costs to service in your fair value model as a result of the foreclosure delays and consent orders. Discuss the impact of any changes in these assumptions on the fair value of your mortgage servicing asset and quantify the impact of such changes if material.

Compensation Discussion and Analysis, page 131

3. We note from your disclosure in Management's Discussion and Analysis that a revised compensation plan executed for certain executives resulted in increased share-based compensation. Please revise the Compensation Discussion and Analysis section to clarify which plan was revised and when it was revised. Also describe the revisions and the reasons for them.

Long-Term Incentive Plans, page 133

4. Please revise your descriptions of the equity incentive plan and the long-term incentive plan to disclose the awards amounts and explain how they were determined. Also explain the reasons for any large year-over-year variations.

Equity Incentive Plan, page 133

5. We note that following termination of employment, the Company will have certain repurchase rights as set forth in the applicable unit award agreement and the Limited Liability Company Agreement of FIF HE Holdings LLC. Please describe the repurchase rights and file the limited liability company agreement as an exhibit to the registration statement. Also, please revise to clarify whether the limited liability company agreement is the "equity incentive plan" referred to in this section. If it is not, please file the equity incentive plan as well.

Consolidated Financial Statements for The Period Ended March 31, 2011

Consolidated Balance Sheet, page F-57

6. For transparency purposes, please revise your balance sheet here as well as on page F-4 to separately quantify the Allowance for loan losses either parenthetically or as a separate line item. Similarly, please present your provision for loan losses as a separate line item on the face of your Statements of Operations on pages F-4 and F-58.

<u>Note 6. Mortgage Loans Held For Sale and Investment, page F-66</u>

7. Please revise your disclosure on page F-68 as well as page F-24 to specifically disclose the date or range of dates that you updated the data related to your credit quality indicators. Refer to ASC 310-10-50-29(c).

<u>Exhibit 23.1</u>

8. Please revise to provide an updated consent from your auditor.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   Duane McLaughlin, Esq.
         Cleary Gottlieb Steen & Hamilton LLP
         (212) 225-3999